September 27, 2006

Mario Rodriguez, Chief Executive Officer
NTR Acquisition Co.
100 Mill Plain Road, Suite 320
Danbury, CT 06811

   Re: NTR Acquisition Co.
     Amendment No. 1 to Registration Statement on
     Form S-1
     File No. 333-135394
     Filed August 14, 2006

Dear Mr. Rodriguez:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

 1. We note your response to comment three of our letter dated August 4, 2006 and the additional disclosure on pages 61 – 63. We note that NTR Partners has agreed to reimburse you for the cost associated with dissolution and liquidation. Please revise to clarify if such agreement is evidenced by a document.

 2. In connection with your response to comment three of our letter dated August 4, 2006, we note from the additional disclosure that there are claims of creditors that "may" be in preference to claims of the stockholders. It is not

clear when creditors' claims would be subordinated to those of stockholders. Please revise to clarify. In this context, we note your disclosure on page 67 concerning Delaware law on the issue of priority between shareholders and creditors of a corporation in the event of a liquidation and dissolution.

3.　　In connection with your response to comment three of our letter dated August 4, 2006, we note the disclosure that certain insiders will not be personally liable to third parties that have executed waivers or for claims arising under the indemnification of the underwriters. Please revise to clarify if those are the only two instances where such persons would not be personally liable for any amount that your trust is reduced by.

4.　　In the appropriate section, please revise to clarify if there is a material difference between an indemnification arrangement and a situation where each executive officer is included in every contract as a liable party to the contract. For instance, if they were a party to all your contracts, a creditor could directly seek remedies from your executive officers. Will they be able to do the same under the indemnification arrangement? If not, discuss the process needed to attach liability to such individuals.

5.　　We note that the indemnification is limited to vendors and target businesses. Please revise to define the term "vendors."

6.　　We note your response to comment 10 of our letter dated August 4, 2006. We partially reissue the comment. Please revise to clarify if you could structure a transaction where less than 19.99% of your shareholders could convert their shares. For instance, could a target require that 90% of the trust be used in the merger? If so, only up to 10 percent of your shareholders could convert.

7.　　In an appropriate place in the prospectus, provide a summary of the material information contained in the report prepared for the company in connection with its initial public offering and potential follow-on merger transaction. Such information should include, at a minimum, the questions raised and issues addressed in the report, the information provided in answer to these questions and issues, any relevant analyses included in the report, and any recommendations or opinions reflected in the report. We may have further comment.

Prospectus Summary, page 1

8.　　In the second full paragraph on page 7, and elsewhere as appropriate, include disclosure confirming that all of the funds utilized to acquire securities from the company in the private placement transactions by the founders are funds of the founders purchasing in such private placements and are not borrowed funds. We may have further comment.

<u>Summary Financial Data, page 14</u>

9.   Please explain why adjusted stockholders' equity presented on pages 14 and
        43 does not agree with the net tangible book value after the offering of
        $188,920,860 shown on page 42.

<u>Risk Factors, page 15</u>

10.   We note that the subheading to risk factor three addresses the risk associated
        with not being able to consummate a business combination. It is not clear
        how the disclosure in the narrative that you have obtained a report is
        appropriate for inclusion in the risk factor. Please revise or advise.

11.   We note your response to prior comment 13 of our letter dated August 4,
        2006. Accordingly, please provide a revised warrant agreement or revise the
        Form to provide the risk factor requested in previous comment 13.

<u>Use of Proceeds, page 36</u>

12.   We note the additional disclosure that you may seek loans to help aid in your
        search of a business combination if the rate at which the interest is paid is not
        sufficient to cover your expenses. Please revise to clarify if any lender would
        be required to sign an indemnification agreement.

<u>Proposed Business, page 48</u>

13.   We note that the bulk of your disclosure relates to the potential acquisition of
        refineries. However, at the top of page 49, we note the mention of an
        alternative acquisition of technologies that allow for the removal of sulfur
        from crude oil. Please revise to elaborate on the possibility that you would
        acquire a business that "possesses and applies" such technologies.

14.   We note the disclosure on page 55 that you have not, nor has anyone on your
        "behalf", contacted any potential targets. Please revise to clarify if any related
        party contacted potential targets in any other capacity besides as your
        representative.

15.   We note the additional disclosure on page 55 concerning the report that was
        commissioned prior to your formation. We also note that it provided a broad
        estimate of the investment needed to convert a refinery that is not able to
        refine heavy and sour crude oil. Please revise to elaborate on this cost so that
        investors can understand the risk to be assumed by investing in your company.
        Clarify if the offering amount and proposed credit facility was determined
        based on the numbers provided in the noted report.

16.   We note the disclosure here, in risk factor 14 and elsewhere that you have
       received a "proposed" asset-based revolving credit facility of up to $250
       million even though you have not identified any targets for consideration. In
       the appropriate section, please revise to discuss the information you provided
       to Citigroup Global Markets in seeking the proposal. Additionally, please
       revise to quantify the fees and interest rate that would be associated with
       accepting the proposal. Clarify if you are able to draw on this line of credit
       prior to completing a business combination.

17.   Expand your disclosure on pages 49-50 to clarify whether the company will
       be required to enter into a credit facility of approximately the size being
       discussed with Citigroup in order for the transaction contemplated by the
       company to be feasible. If so, discuss the requirements of such a credit
       facility in order to consummate the transaction and discuss whether the
       company has the option to obtain such funds by merely increasing the size of
       the offering being registered hereby and if not, why not. We may have further
       questions.

18.   Please revise to discuss the timing of when Citigroup was selected to provide
       assistance to the company with respect to the credit facility, and when
       Citigroup was selected as an underwriter for the public entity. Additionally,
       discuss whether there are any specific or proposed interrelationships between
       the terms or documentation of the two transactions.

19.   We note your response to comment 33 of our letter dated August 4, 2006. We
       reissue the comment. If true, please revise to clarify that the company will be
       required to perform its own valuation and analysis and quantify the value of
       any target(s) for investors' reliance in their vote.

20.   In connection with your response to comment 33 of our letter dated August 4,
       2006, we note the additional disclosure on page 58 that the board will consider
       "other information" in determining the value of a target. Please revise to
       clarify if the noted disclosure implies that you could value a target based on its
       potential under your plans instead of basing the valuation on the current
       condition of the target.

21.   We note your disclosure on page 68 that, "As a result, we expect the claims
       that could be made against us to be significantly limited and believe the
       likelihood that any claim would result in liability extending to the trust is
       remote." Please reconcile this statement with the disclosure elsewhere in the
       prospectus that there is no guarantee that the third parties will execute such
       agreements or even if they execute such agreements that they would be
       prevented from bringing claims against the trust account. Additionally, it
       appears that the company cannot predict with certainty: (i) potential claims or
       lawsuits that may be brought against the company; (ii) what waiver

agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the company to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure throughout the prospectus, to reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of a liquidation.

Management, page 68

22.   We note your response to comment 41 of our letter dated August 4, 2006. It is not clear why the affiliation between Mr. Gilliam and Gilliam Enterprises is not disclosed in this section. Please advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Carolyn J. Luxemburg
        Fax: 212 225 3999